MAIL STOP 3561

September 5, 2008

Mr. Wang Zhigang
Chief Executive Officer
Shandong Zhouyuan Seed and Nursery Co., Ltd.
238 Jianxindong Street,
Laizhou, Shandong Province
People's Republic of China

> **Re:** **Shandong Zhouyuan Seed and Nursery Co., Ltd.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **File No. 333-52472**

Dear Mr. Zhigang:

We issued comments to you on the above captioned filing on August 7, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by September 19, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by September 19, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing(s), consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

Wang Zhigang
Shandong Zhouyuan Seed and Nursery Co., Ltd.
September 5, 2008
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        Please contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions.

                        Sincerely,

                        Tia Jenkins
                        Senior Assistant Chief Accountant
                        Office of Beverages, Apparel and
                        Health Care Services